MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
RALPH M. LEVENE
RICHARD G. MASON
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL

DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
WILLIAM SAVITT
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 ________
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
SARAH K. EDDY
VICTOR GOLDFELD
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD

ANITHA REDDY
JOHN L. ROBINSON
JOHN R. SOBOLEWSKI
STEVEN WINTER
EMILY D. JOHNSON
JACOB A. KLING
RAAJ S. NARAYAN
VIKTOR SAPEZHNIKOV
MICHAEL J. SCHOBEL
ELINA TETELBAUM
ERICA E. BONNETT
LAUREN M. KOFKE
ZACHARY S. PODOLSKY
RACHEL B. REISBERG
MARK A. STAGLIANO
CYNTHIA FERNANDEZ LUMERMANN
CHRISTINA C. MA
NOAH B. YAVITZ
BENJAMIN S. ARFA
NATHANIEL D. CULLERTON
ERIC M. FEINSTEIN
ADAM L. GOODMAN

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) _____________ OF COUNSEL
MICHAEL H. BYOWITZ
KENNETH B. FORREST
SELWYN B. GOLDBERG
PETER C. HEIN
JB KELLY
MEYER G. KOPLOW
JOSEPH D. LARSON
LAWRENCE S. MAKOW
DOUGLAS K. MAYER
PHILIP MINDLIN
DAVID S. NEILL
HAROLD S. NOVIKOFF
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON

ERIC M. ROSOF
ERIC M. ROTH
PAUL K. ROWE
DAVID A. SCHWARTZ
MICHAEL J. SEGAL
DAVID M. SILK
ROSEMARY SPAZIANI
ELLIOTT V. STEIN
WARREN R. STERN
LEO E. STRINE, JR.*
PAUL VIZCARRONDO, JR.
PATRICIA A. VLAHAKIS
AMY R. WOLF
MARC WOLINSKY

* ADMITTED IN DELAWARE _______________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1107 E-Mail: AZPreiss@wlrk.com
May 26, 2023
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Rucha Pandit and Mara Ransom
Division of Corporation Finance
Office of Trade & Services

Re:	Epic NewCo, Inc.
Draft Registration Statement on Form 10-12B
Submitted March 17, 2023
CIK No. 0001967649

Ladies and Gentlemen:
On behalf of our client, Epic NewCo, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 14, 2023, with respect to the above-referenced Draft Registration Statement on Form 10-12B (the “Draft Registration Statement”). The Company is concurrently confidentially submitting to the Staff its Amendment No. 1 to Draft Registration Statement (the “Amendment”) via EDGAR.

U.S. Securities and Exchange Commission
May 26, 2023

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Amendment. All references to page numbers in these responses are to the pages of the Amendment.
Draft Registration Statement on Form 10-12B
Exhibit 99.1 Information Statement
Cover Page, page i
1.We note your disclosure here that you intend to apply to have NewCo’s common stock listed on a to-be-determined exchange. We also note your disclosure on pages 3-4 that Aramark may waive any of the conditions for closing, one of which is that “the shares of NewCo common stock to be distributed shall have been accepted for listing on [ ], subject to official notice of distribution.” Please revise your cover page to clarify whether the spinoff is contingent upon an exchange’s approval of your listing application.
Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment.
Information Statement Summary
Our Competitive Advantages, page 9
2.We note your representation here and on page 63 that the face-to-face interaction resulting from your service model “fosters trust and builds close relationships with our customers,” and these relationships in turn, support “ attractive customer retention rates.” Please revise your disclosure to provide support for your statement that your service model fosters trust and builds close relationships, or revise to characterize it as your belief. Additionally, please disclose the source(s) attributed to your statement that your service model also supports “attractive customer retention rates.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 65 of the Amendment.
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 14
3.Reference is made to the balance sheet information on page 17. Please revise to include total liabilities.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment.

U.S. Securities and Exchange Commission
May 26, 2023

Risk Factors
The ultimate scale and scope of recurring outbreaks stemming from the COVID-19 pandemic..., page 24
4.We note your disclosure here regarding the material impact of the COVID-19 pandemic on the results of operations and your financial condition. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company’s operations and financial condition. Alternatively, provide a cross-reference to a more detailed discussion of COVID-19’s material impact on your business.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment.
If there is a determination that the distribution or certain related transactions are taxable for U.S. federal income tax purposes…, page 34
5.Please revise here and on page 102 to clarify that the conditions that you receive a private letter ruling from the IRS and an opinion from outside counsel are waivable conditions.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 109 of the Amendment.
Until the distribution occurs, the Aramark Board of Directors has sole and absolute discretion to change…, page 35
6.Please further revise to discuss the potential consequences to Aramark stockholders if the Aramark Board of Directors waives or materially amends the conditions of separation, or decides not to proceed with the separation.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 through 36 of the Amendment.
Following the separation and distribution, certain of NewCo directors and employees may have actual or potential conflicts of interest…, page 36
7.You disclose that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in an appropriate place in your registration statement.
Response: As the Company is not aware of any such actual or potential conflicts of interest at this time, the Company has deleted the risk factor “Following the separation and distribution, certain of NewCo directors and employees may have actual or potential conflicts of interest because of their financial interests in Aramark or because of their

U.S. Securities and Exchange Commission
May 26, 2023

previous or continuing positions with Aramark.” Aramark and the Company are in process of identifying the executive officers and directors who will service alongside those already selected and named in the Amendment and will include any required disclosure regarding actual or potential conflicts of interest of such individuals as needed in future filings.
Dividend Policy, page 48
8.We note your indication that NewCo has not yet determined whether it expects to pay a regular dividend after the separation and distribution. Clarify when the Board will make such determination and, with a view to understanding the historical dividends paid by Aramark, revise to provide the information required by Item 201(c)(2) of Regulation SK.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amendment.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 56
9.We note that you intend to include recurring and ongoing costs to operate new functions required for a public company in management’s adjustment. Please tell us how you considered Rule 11-02(a)(7)(i) of Regulation S-X in your determination that such costs have basis as management adjustments. To the extent that you determined such costs have basis, please include disclosure of the basis for and material limitations of each adjustment, including any material assumptions or uncertainties, an explanation of the method of the calculation, if material, and the estimated time frame for achieving the synergies and dis-synergies as required by Rule 11-02(a)(7)(ii)(D).
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amendment. As the Company completes its analysis of pro forma adjustments, the Company will continue to consider Rule 11-02(a)(7)(i) of Regulation S-X in determining the basis of management adjustments and will include appropriate disclosures in subsequent amendments.
Business
Financial Profile, page 58
10.Reference is made to your tabular presentation of Adjusted Revenue, Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA and Adjusted EBITDA Margin on page 59. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation SK and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission
May 26, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amendment. The Company has added free cash flow, an additional non-GAAP metric, to the non-GAAP tabular presentation on 61 and has correspondingly added a reconciliation to net cash provided by operating activities on page 19 of the Amendment.
Competition, page 60
11.Please revise to provide disclosure regarding NewCo’s competitive conditions that are material to an understanding of its business for each sector illustrated.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations Consolidated, page 72
12.Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the impact that the growth within your existing rental customer base, increase in new business and pricing actions had on revenue. In addition, quantify the impact that higher sales volume and higher energy and labor costs had on cost of services. Refer to Item 303(a) of Regulation S-K.
Response: For the “Results of Operations Consolidated” within Management’s Discussion and Analysis (“MD&A”) on pages 74 through 77 of the Amendment, where two or more factors contributing to a material change in a financial statement line item have been described, the Company has disclosed and, where practicable, quantified the incremental impact of each factor identified. In addition to the revisions made to “Results of Operations Consolidated”, the Company has also quantified and disclosed the incremental impact of two or more factors contributing to a material change in a financial statement line item in “Results of Operations – United States Results” and “Results of Operations – Canada Results” on pages 77 through 81 of the Amendment.
Certain Relationships and Related Party Transactions
Other Arrangements, page 100
13.We note that the descriptions of the various agreements between NewCo, Aramark and its subsidiaries do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. Please revise the description of each listed agreement to specifically detail the anticipated relationship between these related-parties following the Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-

U.S. Securities and Exchange Commission
May 26, 2023

parties should be specifically described and quantified, as applicable. Refer to Item 404 of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106 through 107 of the Amendment.
Aramark Uniform Services Audited Combined Financial Statements
Note 10. Share-Based Compensation, page F-33
14.Please disclose the total fair value of Time-Based Restricted Stock Units vested during the year. Refer to ASC 718-10-50-2d.2.
Response: In response to the Staff’s comment, the Company considered the disclosure requirements pursuant to ASC 718-10-50-2d.2 related to the fair value of Time-Based Restricted Stock Units that vested and concluded the amounts related to fiscal years ended 2020, 2021 and 2022 were not material to the overall financial statements and footnotes. However, in response to the Staff’s comment and to enhance the disclosure in Footnote 10, Share-Based Compensation, the Company updated the disclosure on page F-37 of the Amendment to reflect the fair value of Time-Based Restricted Stock Units that vested during each fiscal year presented.
*        *        *        *        *        *

U.S. Securities and Exchange Commission
May 26, 2023

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com or David A. Katz at (212) 403-1309 or DAKatz@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss
Alison Z. Preiss

cc:	Harold Dichter, Aramark
Tim Donovan, Aramark
Kim Scott, Aramark
David A. Katz, Wachtell, Lipton, Rosen & Katz